UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2005

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On January 20, 2005, the Company issued a press release announcing that, effective December 31, 2004, it has changed its fiscal year-end from June 30 to December 31. The press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: January 20, 2005	By:	/s/ James A. Klein, Jr.
James A. Klein, Jr.
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	The Registrant’s press release dated January 20, 2005.

Exhibit 99.1

PRESS RELEASE

ADHEREX ANNOUNCES CHANGE IN FISCAL YEAR END

Research Triangle Park, NC, January 20, 2005 — Adherex Technologies Inc. (AMEX:ADH, TSX:AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced that effective December 31, 2004 it has changed its fiscal year-end from June 30 to December 31. The Company will report audited results for the six month transitional financial period of July 1, 2004 to December 31, 2004 in March 2005. The Company’s fiscal quarters will end on the last day of March, June, September and December each year.

“We have taken this step to align our fiscal year with that of most companies in our industry, thereby making it easier for those who follow Adherex to track our results along with other similar companies in their portfolios,” said James Klein, Chief Financial Officer.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have four products in the clinical stage of development including Exherin™ and sodium thiosulfate (STS). Exherin™, our lead biotechnology compound, is an angiolytic that selectively targets established blood vessels that feed solid tumors. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit Adherex’ website at www.adherex.com.

Certain statements contained in this press release are forward-looking and are subject to unknown risks and uncertainties. The actual results, performance or achievements of the Company may differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com

Or

In the U.S.	In Canada:

Brian Ritchie	Peter Block
Euro RSCG Life NRP	NATIONAL ir
T : (212) 845-4269	T: (416) 586-0180
pblock@national.ca